

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2010

Mr. Steven Bonham
Vice President and Chief Financial Officer
Unify Corporation
1420 Rocky Ridge Drive
Roseville, CA 95661

> **Re:** **Unify Corporation**
> **Form 10-K for the Fiscal Year Ended April 30, 2010**
> **Filed July 12, 2010**
> **Form 8-K/A filed September 15, 2009**
> **File No. 001-11807**

Dear Mr. Bonham:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill and Intangible Assets, page 23

1.   We note that as a result of your most recent impairment test, you determined that no impairment charge to goodwill was required. To the extent a reporting unit is at risk of failing "step one" of ASC 350-20-35-4 because the fair value of the reporting unit is not substantially in excess of its carrying value, please also provide the following information in future filings:

- The percentage by which fair value exceeded carrying value as of the most recent step-one test;
- Amount of goodwill allocated to the reporting unit;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Analysis of the degree of uncertainty associated with your assumptions; and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if in your view your reporting units are not at risk we encourage you to disclose that fact.

Item 11. Executive Compensation, page 32 (Incorporated by Reference from Definitive Proxy Statement Filed July 26, 2010)

General

2.   Please provide the disclosure called for by Item 407(h) of Regulation S-K relating to board leadership structure. Please include this disclosure in future filings and show us your proposed disclosure.

The Objectives of Our Executive Compensation Program, page 12

3.   You state that the Compensation Committee intends to implement and maintain compensation plans that tie a substantial portion of executives' overall compensation to your financial and operational performance, as measured by metrics such as revenue, revenue growth and profitability. Please additionally explain how a substantial portion of executives' overall fiscal 2010 compensation was specifically tied to your financial and operational performance, as measured by metrics such as revenue, revenue growth and profitability. For example, please explain how Mr. Wille's overall compensation in fiscal 2010 of $457,781 was tied to your financial and operation performance.

4.   We note that you emphasize pay for performance. Please disclose the company and division performance goals for fiscal 2010 as well as actual results and how the performance of your executive and the company relates to your executives' compensation in fiscal 2010. Please include this disclosure in future filings and show us your proposed disclosure.

5.   Please identify the compensation consultant and clarify whether the compensation consultant was engaged directly by the compensation committee or by any other persons. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Our Executive Compensation Program Elements

Management Incentive Plan, page 14

6.   You disclose that your financial performance did not meet the Management Incentive
        Plan (MIP) pre-defined objective for fiscal 2010 and thus no MIP cash incentive bonuses
        were paid for fiscal 2010. Please additionally disclose the MIP pre-defined objective for
        fiscal 2010 as well as your financial performance. Please include this disclosure in future
        filings and show us your proposed disclosure.

Option and Stock Awards, page 14

7.   You disclose that in fiscal 2010, certain named executive officers were awarded stock
        options in the amounts indicated in the section entitled "Grants of Plan Based Awards."
        Please additionally disclose why such stock options were awarded in the amounts they
        were awarded. For example, please explain why Mr. Wille was awarded stock options in
        the amount of $147,781. Please include this disclosure in future filings and show us your
        proposed disclosure.

Summary Compensation Table, page 16

8.   We note that bonus awards were made to Messrs. Wille and Bonham in the amounts of
        $40,000 and $30,000, respectively, under the MIP relative to the acquisition of AXS-
        One, Inc., though your disclosure on page 14 indicates that no MIP cash incentive
        bonuses were paid for fiscal 2010. It appears that the bonuses paid to Messrs. Wille and
        Bonham should be disclosed in the non-equity incentive plan compensation column,
        column (g), in your summary compensation table, to the extent the bonuses were awarded
        pursuant to a plan. Further, please explain how the bonus amounts were determined.

Notes to Consolidated Financial Statements

Note 1. The Company and Summary of Significant Accounting Policies

Stock-Based Compensation, page 45

9.   We note that you use the Black-Scholes option pricing model to estimate fair value of
        equity awards. Please tell us how you considered the disclosure requirements of ASC
        718-10-50-2(f)(2) to include a description of the methods used in determining the
        significant assumptions used to estimate the fair value of your stock-based compensation
        awards.

Note 9. Stockholders' Equity

Private Placement, page 57

10.   We note your disclosure here and on page 13 indicating that certain warrants are subject
       to an anti-dilution provision such that if the company issues common stock at prices
       below the then-current conversion ratio or exercise price of the warrants, the conversion
       ratio or exercise price of the warrants would be subject to downward adjustment. Please
       tell us whether these warrants are classified as a liability or within stockholders' equity.
       In this regard, tell us whether you believe the warrants are considered indexed to the
       company's stock and your consideration of the guidance in ASC 815-40-55-33 and 34 in
       determining whether to classify the warrants as a liability or within stockholders' equity.

Exhibit Index

11.   It appears that some of the exhibits that you have filed with the Form 10-K and listed in
       the exhibit index themselves omit certain other exhibits or schedules. Please explain to
       us why Exhibits 4.2 and 4.12 omit exhibits and schedules that are part of filed exhibits.
       Alternatively, please refile complete copies of Exhibits 4.2 and 4.12. Please see Item 601
       of Regulation S-K.

Form 8-K/A Filed September 15, 2009

12.   We note that you incorporated by reference the financial statements for the AXS-One,
       Inc. acquisition into the September 15, 2009 Form 8-K. Tell us how you considered
       including copies of the pertinent pages of the Form 10-K and Form 10-Q as exhibits to
       the Form 8-K. We refer you to the guidance in Section 234.01 of the Exchange Act
       Rules' Compliance and Disclosure Interpretations available on our website at
       http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Steven Bonham
Unify Corporation
December 8, 2010
Page 5

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Philip Rothenberg, Staff Attorney, at (202) 551-3466 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief